Exhibit 99.3

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

Agreement with ASOF in relation to the issue of the

ASOF convertible security

Brisbane, Australia – 28 December 2011: Metal Storm Limited.

As announced to ASX on 12 December 2011, Metal Storm received correspondence from The Lind Partners, LLC, as manager of the Australian Special Opportunity Fund LP (ASOF) under which ASOF alleged that the Company breached the Convertible Security Agreement it has with it and ASOF reserved its rights in relation to the alleged breach.

Under the Convertible Security Agreement:

•	ASOF provided loans to the Company in various tranches totalling A$700,000 (ASOF Loan); and

•

subject to obtaining Shareholder approval and the satisfaction or waiver of various other conditions, ASOF agreed to have the ASOF Loan, together with a further payment of A$200,000 cash (i.e. a total of A$900,000), applied as consideration for the issue of a new type of convertible security to ASOF (ASOF Security).

Metal Storm and ASOF have been in negotiations and have now reached an agreement to resolve the matter.

The key details of the agreement are as follows:

1.	The further payment of A$200,000 cash by ASOF under the Convertible Security Agreement is no longer required.

2.	The Company will make early repayment of A$230,000 of the ASOF Loan.

3.	The residual ASOF Loan will be exchanged for the ASOF Security, which will have a face value of A$700,000 (all other terms of the ASOF Security remain the same).

4.	ASOF waives Metal Storm’s breaches of the Convertible Security Agreement and the impact of those breaches on any related agreements with ASOF (including the Deed of Debt Forgiveness under which ASOF has agreed to forgive approximately A$1.53 million of the face value of Secured Notes it has agreed to purchase, subject to various conditions being satisfied or waived).

5.	The Company will pay ASOF’s reasonable legal expenses in relation to this matter.

Through its holding of shares and the ASOF Security, as well as its proposed acquisition of Secured Notes with a face value of approximately A$13 million, ASOF continues to have a vested interest in the Company’s future. Note holders and shareholders will have an opportunity to vote on the proposed changes to the terms of the Company’s Secured Notes and Interest Bearing Notes at their respective meetings scheduled on 12 January 2012. Shareholder and note holder approval of the proposed changes are key conditions on the acquisition of the Secured Notes by ASOF.

After implementation of the agreement with ASOF, Metal Storm will have approximately $750,000 in cash reserves. The Company continues to actively seek to complete private placements for the Rights Issue shortfall and is working to acquire a larger scale investment.

Metal Storm Limited

ACN 064 270 006

Notes:

Metal Storm’s Australian Stock Exchange trading code: MST

Metal Storm’s OTC Symbol: MTSXY

Company Contact:

Australia & USA

Dr Lee Finniear - Chief Executive Officer, Metal Storm Limited - Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 703 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.